SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                  ---------


                              AMENDMENT NO. 4 TO
                       RULE 13e-3 TRANSACTION STATEMENT
       (PURSUANT TO SECTION 13(E) OF THE SECURITIES EXCHANGE ACT OF 1934
                   AND RULE 13e-3 (ss.240.13e-3) THEREUNDER)

                                  ---------

                        METROPOLITAN REALTY CORPORATION
                             (NAME OF THE ISSUER)

                        METROPOLITAN REALTY CORPORATION
                     (NAME OF PERSON(S) FILING STATEMENT)

                         COMMON STOCK, $0.01 PAR VALUE
                        (TITLE OF CLASS OF SECURITIES)

                                  ---------

                              CUSIP NO. 592279103
                     (CUSIP NUMBER OF CLASS OF SECURITIES)


                           BARBARA A. BLUFORD, ESQ.
                         BODMAN, LONGLEY & DAHLING LLP
                            100 RENAISSANCE CENTER
                                  34TH FLOOR
                            DETROIT, MICHIGAN 48243
                                (313) 259-7777

          (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
           RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF PERSON(S)
                              FILING STATEMENT)

    This statement is filed in connection with (check the appropriate box):

a. [   ] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b. [ X ] The filing of a registration statement under the Securities Act of 1933.

c. [   ] A tender offer.

d. [   ] None of the above.



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                           CALCULATION OF FILING FEE

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     TRANSACTION VALUATION *                        AMOUNT OF FILING FEE





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           $36,431,192                                    $12,562.48
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*For purposes of calculating fee only.

 Based upon $8.25 cash per share for 4,415,902 shares.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or schedule and the date of its filing.

Amount paid: $12,562.48                     Filing party: Metropolitan Realty
Form or registration no.: S-4                             Company, L.L.C.
                                            Date filed.: November 21, 1995


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INTRODUCTION

         This Amendment No. 4 to Rule 13e-3 Transaction Statement on Schedule 13E-3 ("Schedule 13E-3") is being filed pursuant to Rule 13e-3(d)(3) to report the results of the Rule 13e-3 transaction which is the subject hereof.

         A special meeting of the shareholders of Metropolitan Realty Corporation, a Michigan corporation ("MRC") was held on December 6, 1996 at 10:00 a.m. at the Renaissance Conference Center, 300 Renaissance Center, L-2, Detroit, Michigan (the "Meeting") to consider and vote upon the approval and adoption of the Agreement and Plan of Dissolution and Restructuring (the "Restructuring Agreement") attached as Appendix B to the Proxy Statement/Prospectus of MRC and Metropolitan Realty Company, L.L.C. ("MRC, LLC") described below, and the transactions contemplated thereby (the "Restructuring"), including:

         (a) the transfer of the assets of MRC to, and the assumption of the liabilities of MRC by, MRC, LLC in exchange for its Class A Membership Interests; and

         (b) the dissolution of MRC, and the distribution of the Class A Membership Interests to MRC's shareholders who own 50,000 shares or more of Common Stock beneficially or of record on October 9, 1996 (the "Record Date") (the "Majority Shareholders") in liquidation; and

         (c) the cash payment, as of September 30, 1995, of $9.03 per share to the holders, beneficially or of record, of fewer than 50,000 shares of MRC Common Stock on the Record Date (the "Minority Shareholders") in lieu of the distribution of the Class A Membership Interests

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                  without any interest thereon.

         The Board of Directors fixed the close of business on October 9, 1996 as the record date for the determination of shareholders entitled to vote at the Meeting or any adjournment thereof. There were 4,532,169 shares of MRC's Common Stock issued and outstanding on that date.

         There were 2,646,738 shares present at the Meeting (58.399% of the issued and outstanding shares of Common Stock), represented by 18 proxies. This constituted a quorum. These shares were voted as follows:

                              Number of Shares
                              ----------------
For                               2,411,234
Against                              10,004
Abstain                             225,500

         The proposal for the Restructuring therefore passed, and the Restructuring was consummated effective December 9, 1996, the date of the filing of MRC's Certificate of Dissolution with the Michigan Department of Consumer and Industry Services, Corporation, Securities and Land Development Bureau. The Restructuring is upon the terms and subject to the conditions set forth in the Proxy Statement/Prospectus and the appendices thereto forming a part of the registration statement on Form S-4 under the Securities Act of 1933 which has been filed by MRC,LLC with the Securities and Exchange Commission concurrently herewith (the "Proxy Statement/Prospectus"), which is incorporated herein by reference.

ITEM 1. ISSUER AND CLASS OF SECURITY SUBJECT TO THE TRANSACTION.

         (a) The name of the issuer is Metropolitan Realty Corporation, a Michigan corporation, and its principal executive office is at 535 Griswold, Suite 748, Detroit, Michigan 48226.

         (b) The class of securities to which this Schedule 13E-3 relates is MRC's common stock, par value $0.01 per share. The information set forth in

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                  "THE COMPANIES -- Metropolitan Realty Corporation" in the
                  Proxy Statement/Prospectus is incorporated herein by reference.

         (c) The information set forth in "SPECIAL FACTORS CONCERNING THE RESTRUCTURING -- Background of and Reasons for the Restructuring" in the Proxy Statement/Prospectus is incorporated herein by reference.

         (d) The information set forth in "COMPARISON OF MRC CAPITAL STOCK AND MRC,LLC CLASS A MEMBERSHIP INTERESTS -- Nature of Equity Interests" in the Proxy Statement/Prospectus is incorporated herein by reference.

         (e)      Not applicable.

         (f)      Not applicable.

ITEM 2. IDENTITY AND BACKGROUND.

         The person filing this Schedule 13E-3 is the issuer of the class of equity securities which is the subject of the Rule 13e-3 transaction.

ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS.

         (a-b)    Not applicable.

ITEM 4. TERMS OF THE TRANSACTION.

         (a-b) The information set forth in "SUMMARY", "INTRODUCTION", "THE SPECIAL MEETING", "SPECIAL FACTORS CONCERNING THE RESTRUCTURING", "THE OFFERING", and "THE RESTRUCTURING AGREEMENT" in the Proxy Statement/Prospectus is incorporated herein by reference.

ITEM 5.  PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

         (a-b)    Not applicable.

         (c) The information set forth in "MANAGEMENT AND OPERATIONS AFTER THE RESTRUCTURING" in the Proxy Statement/Prospectus is incorporated herein by reference.

         (d) The information set forth in "COMPARISON OF MRC CAPITAL STOCK AND MRC,LLC CLASS A MEMBERSHIP INTERESTS --

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                  Nature of Equity Interests" in the Proxy
                  Statement/Prospectus is incorporated herein by reference.

         (e) The information set forth in "MANAGEMENT AND OPERATIONS AFTER THE RESTRUCTURING", "COMPARISON OF MRC CAPITAL STOCK AND MRC,LLC CLASS A MEMBERSHIP INTERESTS", "THE OPERATING AGREEMENT" and "MATERIAL FEDERAL INCOME TAX CONSIDERATIONS" in the Proxy Statement/Prospectus is incorporated herein by reference.

         (f-g) The information set forth in "SPECIAL FACTORS CONCERNING THE RESTRUCTURING -- Stock Exchange Listing and Marketability" in the Proxy Statement/Prospectus is incorporated herein by reference.

ITEM 6. SOURCES AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION.

         (a) MRC estimates that the total amount of funds to be used in the Rule 13e-3 transaction is $1,049,891. The source of the funds will be liquidation of a portion of the marketable mortgage-backed securities and shares of money market funds owned by MRC.

         (b) The expenses expected to be incurred in connection with the Rule 13e-3 transaction are estimated to total $840,000.00. The expenses are as follows:

         Securities and Exchange Commission
           registration fee......................................  $ 40,000.00
         Legal fees and expenses.................................  $310,000.00
         Financial Advisor fees and expenses.....................  $220,000.00
         Accounting services.....................................  $135,000.00
         Printing fees...........................................  $ 45,000.00
         Appraisal fees..........................................  $ 60,000.00
         Miscellaneous...........................................  $ 30,000.00

         (c-d)    Not applicable.

ITEM 7. PURPOSE(S), ALTERNATIVES, REASONS AND EFFECTS.

         (a) The information set forth in "SUMMARY -- Purpose of the Restructuring and Reasons for the Restructuring" and "SPECIAL FACTORS CONCERNING THE RESTRUCTURING -- Background of and Reasons for the Restructuring" in the Proxy Statement/Prospectus is incorporated herein by reference.

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


         (b-c) The information set forth in "SPECIAL FACTORS CONCERNING THE RESTRUCTURING -- Background of and Reasons for the Restructuring" in the Proxy Statement/Prospectus is incorporated herein by reference.

         (d) The information set forth in "SPECIAL FACTORS CONCERNING THE RESTRUCTURING", "MANAGEMENT AND OPERATIONS AFTER THE RESTRUCTURING", "COMPARISON OF MRC CAPITAL STOCK AND MRC,LLC CLASS A MEMBERSHIP INTERESTS", "THE OPERATING AGREEMENT", "THE RESTRUCTURING AGREEMENT" and "MATERIAL FEDERAL INCOME TAX CONSIDERATIONS" in the Proxy Statement/Prospectus is incorporated herein by reference.

ITEM 8. FAIRNESS OF THE TRANSACTION.

         (a) MRC reasonably believes that the Rule 13e-3 transaction is fair to unaffiliated security holders. No director of MRC dissented to or abstained from voting on the Rule 13e-3 transaction.

         (b) The information set forth in "SPECIAL FACTORS CONCERNING THE RESTRUCTURING -- Background of and Reasons for the Restructuring" "-- Recommendation of the Board of Directors", "-- Appraisal" and "-- Consideration for Shares to be Paid to Minority Shareholders" in the Proxy Statement/Prospectus is incorporated herein by reference.

         (c) The transaction has not been structured so that approval of at least a majority of unafilliated shareholders is required.

         (d) No unaffiliated representative has been retained to act on behalf of unaffiliated shareholders for the purposes of negotiating the terms of the transaction.

         (e) The transaction has been approved by over a majority of the directors of MRC who are not employees of MRC.

         (f)      Not applicable.

ITEM 9. REPORTS, OPINIONS, APPRAISALS AND CERTAIN NEGOTIATIONS.

         (a) Cushman & Wakefield of Michigan, Inc. of Southfield, Michigan was engaged on behalf of the Board of Directors of MRC to prepare a limited appraisal in a summary format of the market value of the mortgage notes which constitute MRC's loan portfolio. A copy of the appraisal is attached hereto as Exhibit B. This appraisal was a factor in determining the price to

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

                  be paid to MRC's shareholders holding fewer than 50,000 shares of MRC's common stock. The information set forth in "SPECIAL FACTORS CONCERNING THE RESTRUCTURING -- Appraisal" and "-- Consideration for Shares to be Paid to Minority Shareholders" in the Proxy Statement/Prospectus is incorporated herein by reference.


         (b) The information set forth in "SPECIAL FACTORS CONCERNING THE RESTRUCTURING -- Appraisal" and "-- Consideration for Shares to be Paid to Minority Shareholders" in the Proxy Statement/Prospectus is incorporated herein by reference.

         (c) Such appraisal will be made available for inspection and copying at the principal executive offices of MRC during its regular business hours by any interested shareholder of MRC or its representative who has been so designated in writing.

ITEM 10. INTEREST IN SECURITIES OF THE ISSUER.

         (a) The information set forth in "SUMMARY -- Security Ownership" in the Proxy Statement/Prospectus is incorporated herein by reference.

         (b)      Not applicable.


ITEM 11. CONTRACTS, ARRANGEMENTS OR UNDERSTANDINGS WITH
RESPECT TO THE ISSUER'S SECURITIES.

         Not applicable.

ITEM 12. PRESENT INTENTION AND RECOMMENDATION OF CERTAIN
PERSONS WITH REGARD TO THE TRANSACTION.

         (a) The information set forth in "SUMMARY -- Security Ownership" in the Proxy Statement/Prospectus is incorporated herein by reference.

         (b) The information set forth in "SPECIAL FACTORS CONCERNING THE RESTRUCTURING -- Recommendation of the Board of Directors" in the Proxy Statement/Prospectus is incorporated herein by reference.

ITEM 13. OTHER PROVISIONS OF THE TRANSACTION.

         (a) The information set forth in "SPECIAL FACTORS CONCERNING THE RESTRUCTURING -- No Appraisal Rights" in the Proxy

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                  Statement/Prospectus is incorporated herein by reference. No other rights are available to objecting shareholders under applicable state law.

         (b)      Not applicable.

         (c)      Not applicable.

ITEM 14. FINANCIAL INFORMATION.

         (a)(1-2) MRC's Annual Report on Form 10-K/A for the year ended December 31, 1995 and its Quarterly Reports on Form 10-Q for the periods ended March 31, 1996 and June 30, 1996 filed by MRC with the Securities and Exchange Commission (File No. 1-9450) are hereby incorporated by this reference.


         (a)(3)   Not applicable.

         (a)(4) The information set forth in "SUMMARY -- Summary Selected Financial Data of Metropolitan Realty Corporation" in the Proxy Statement/Prospectus is incorporated herein by reference.

         (b) The information set forth in "PRO FORMA FINANCIAL INFORMATION" in the Proxy Statement/Prospectus is incorporated herein by reference.

ITEM 15. PERSONS AND ASSETS EMPLOYED, RETAINED OR UTILIZED.

         (a)      Not applicable.

         (b)      Not applicable.

ITEM 16. ADDITIONAL INFORMATION.

         Not applicable.

ITEM 17. MATERIAL TO BE FILED AS EXHIBITS.

         (a)      Not applicable.

         (b) (i) Limited Appraisal in a Summary Format of the Assets of Metropolitan Realty Corporation, Detroit, Michigan, as of August 10, 1995, prepared by Cushman & Wakefield of Michigan, Inc., Valuation Advisory Services (previously filed).


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


                  (ii) Draft of Limited Appraisal in a Summary Format of the Assets of Metropolitan Realty Corporation, Detroit, Michigan, as of August 10, 1995, prepared by Cushman & Wakefield of Michigan, Inc., Valuation Advisory Services (previously filed).

         (c)      Not applicable.

         (d) Proxy Statement/Prospectus and the appendices thereto forming a part of amendment no. 6 to the registration statement on Form S-4 under the Securities Act of 1933 which has been filed by Metropolitan Realty Company, L.L.C. with the Securities and Exchange Commission concurrently herewith (previously filed).

         (e)      Not applicable.

         (f)      Not applicable.

                                   SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                              Metropolitan Realty Corporation


                                              By:  /s/ Nancy A. Mattar
                                                  ---------------------------
                                              Name: Nancy A. Mattar
                                              Title: Executive Vice President


Dated: December 19, 1996





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                                 EXHIBIT INDEX


Exhibit Number           Exhibit Description
--------------           -------------------

A Proxy Statement/Prospectus and the appendices thereto forming a part of amendment no. 6 to registration statement on Form S-4 under the Securities Act of 1933, registration no. 33-99694, which has been filed by Metropolitan Realty Company, L.L.C. with the Securities and Exchange Commission concurrently herewith

B Limited Appraisal in a Summary Format of the Assets of Metropolitan Realty Corporation, Detroit, Michigan, as of August 10, 1995, prepared by Cushman & Wakefield of Michigan, Inc., Valuation Advisory Services (previously filed)

C Draft of Limited Appraisal in a Summary Format of the Assets of Metropolitan Realty Corporation, Detroit, Michigan, as of August 10, 1995, prepared by Cushman & Wakefield of Michigan, Inc., Valuation Advisory Services (previously filed)



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